U.S. Securities and Exchange Commission

                     Washington, D.C.  20549

                           FORM 10-SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF

                      SMALL BUSINESS ISSUERS

  Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                   Voyager Group USA-Brazil, Ltd.
           (Name of Small Business Issuer in its charter)

            Nevada                             76-0487709
State or other jurisdiction of     (I.R.S. Employer Identification No.)
incorporation or organization)

     6354 Corte Del Aberto, Suite F, Carlsbad,  California    92009
          (Address of principal executive offices)          (Zip Code)

Issuer's telephone number,   (619)-603-0999
Securities to be registered under Section 12(b) of the Act:
          Title of each class          Name of each exchange on which
          to be so registered          each class is to be registered

                   None                             None

Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $0.001 Par Value
                           (Title of class)

          Convertible Preferred Series AA 1996, $0.001 Par Value
                           (Title of class)



DOCUMENTS INCORPORATED BY REFERENCE

None.




                                 PART I


Item 1.  Description of Business.

(a)  Business Development.

     The Company was first incorporated in the State of Nevada on June 13, 1990 as EEE-Hunter Associates, Inc. On July 27, 1995 the Company changed its domicile to the State of Texas and merged into a Texas Corporation EEE-Energy Consultants, Inc. Neither company had any operating activity. On July 2, 1996 the Company changed domicile to Nevada and on July 17, 1996 changed the name of the Company to Voyager Group USA-Brazil, Ltd.

     Also on July 17, 1996 the Company entered into an agreement with Voyager Group, Inc. (a Delaware Corporation) whereby the Company acquired 100% of the issued and outstanding stock of Voyager Group, Inc. in a tax-free corporate reorganization in exchange for the issuance of 360 shares of preferred series AA 1996 stock (convertible into 3,600,000 common shares). This transaction has been accounted for as a reverse purchase. Shareholders' equity has been restated to reflect shares exchanged in the reorganization as outstanding since August 1, 1994 and income and expense have been presented since the inception of the Delaware Company.

     The consolidated financial statements include the accounts of the Voyager Group USA-Brazil, Ltd. and its wholly-owned subsidiary, The Voyager Group, Inc. All significant intercompany accounts and transactions have been eliminated.

(b)  Business of Issuer.

     The Company distributes "all natural" dietary supplements and cosmetic products through a multi-level marketing network. Voyager has approximately 15,000 independent distributors in all 50 states of the United States of America and is currently growing at the rate of approximately 2,000 distributors per month.


     (1) Principle products.

     All of Voyager's products are produced from what it considers to be non-artificial herbs, botanicals, and nutrients, and are formulated by Voyager with the goal of producing specific sets of effects. Voyager is of the opinion that the formulas for its products are proprietary and cannot be duplicated without the master recipes which are secured in safekeeping. Voyager attempts to protect its products and formulas with, among other things, "nondisclosure/noncompete" agreements with its manufacturers and employees, and with copyright protection.



     Current products including:

     A.  Real DHEA.   Formulated by a physician, Real DHEA is a proprietary
blend of dehydroepiandrosterone and pregnenolone in a blend of essential oils. Its unique formula is designed to be delivered so that maximum absorption is achieved. DHEA, which declines with age, is believed to promote hormones associated with youthful vigor.

     B. VITAL 90. Is created using highly refined vitamins that are extracted from plants. Even the fatty and amino acids are from plants not animal proteins. The minerals that are used come from an acclaimed mine in Utah that provides a source for organic colloidal minerals that have been awarded a certification of safety. Vital 90 has 70 colloidal "organic" minerals, 18 amino acids, 15 essential vitamins, and essential fatty acids, all in a base of pure aloe vera.

     C. VITAL MINERALS. Vital Minerals is a proprietary colloidal supplement that is a must for anyone who needs additional major minerals. If you need additional calcium, magnesium, potassium, zinc, boron, or selenium, Vital Minerals was developed for you. Plus it contains all 72 trace minerals.

     D. CHITO CAPS™ (Chitosan). Developed by a physician, Chito Caps™ is an exclusive formula containing Chitosan and the patented ingredient, Chromulin™. Chitosan is a natural dietary fiber, and Chromulin™ helps to optimize blood glucose levels thus reducing the urge to snack. This unique blend of natural ingredients working together in one powerful formula offers you a wonderful potential of achieving permanent weight loss and other phenomenal health benefits.

     E. COLLOIDAL CAT'S CLAW (Uncaria Tomentosa, known in Spanish as Una de Gato, a woody vine). Dr. Klaus Keplinger has obtained two United States patents for isolating six oxindole alkaloids from the root of Uncaria Tomentosa. These patents explain how four of these alkaloids (isopteropdoine, pteropodine, isomitraphylline and isorynchophylline) have been shown in laboratory testing to have significant enhancement effect on phagocytosis (the ability of certain white blood cells and macophages to attack, engulf and digest potentially harmful micro-organisms, foreign matter and debris). Other studies suggest a fifth alkaloid found in Uncaria Tomentosa, rynchophylline, may be useful in preventing strokes and reducing the risk of heart attacks by lowering blood pressure.

     F. LIQUID-PYC (Proanthocyanidins) is a concentrated formula that helps protect a person from the damage caused by free radicals. Free radicals are by products that are formed in our bodies when molecules of fat react with oxygen. Free radicals are constantly bombarding our bodies on a daily basis which lead to toxins and impurities in our bodies. Proanthocyanidins, (also known as bioflavonoid and polyphenols), is a powerful antioxidant that clean our bodies of toxins caused by free radicals. Liquid P.Y.C. is an antioxidant in a liquid form designed for maximum absorption.

     G. SLENDER YOU. Developed by a physician, Slender You is an all natural, scientifically advanced formula which promotes fat loss while enhancing your body's energy through the use of patented Chromulin and the fat-inhibitor Citrimax.

     H. COLLOIDAL SILVER is a pure, all natural anti-microbial that has been recognized as a therapeutic agent since the 1930's.

     I. REGEN X is a botanical formula that allows you to directly apply a unique 100% botanical solution designed to rejuvinate the hair follicles to promote thicker and healthier hair.

     J. HERBAL SENSATIONS SHAMPOO AND CONDITIONER. Voyager's Herbal Sensations deep cleansing and gentle conditioning system will make any head of hair look and feel it's best - without animal by-products, laureth, sulfates, or harmful oxide derivatives. Both the shampoo and conditioner are botanical mixtures that have been scientifically engineered to offer you a blend of herbs (to soothe and purify), vitamins (to protect hair from damage), trace minerals and vegetable protein (for nourishment) that restores your hair's pH balance naturally. No waxy residue. Just soft, silky, healthy hair.

     K. SUPER SOY™. Super Soy is a superior dietary supplement providing a soy sprout phytonurient complex which is grown utilizing a unique blend of naturally occurring soybean phytonutrients in an enzyme active live food form.

     As a company selling branded consumer products nationwide, Voyager believes that establishing trade and service marks and copyrights for brand names and associated advertising and labeling materials is important in maintaining company and product identification and integrity. Accordingly, Voyager is engaged on a continuing basis in developing brand names and such associated materials for its new products, securing trade and service mark protection for such brand names and copyright protection for such associated materials, policing its existing marks, and enforcing its legal rights in cases of potential infringement by third parties of its legally protected marks and copyrights.

     (2) Distribution methods.

     Distribution of products is accomplished through a multi-level marketing network.

     (3) Status of any publicly announced new product or service.

     No new products will be publically announced at this time.

     (4) Competitive business conditions and the names of principal suppliers.

     Competition in the nutritional supplement industry is vigorous, characterized by a relatively large number of companies (estimated at approximately 200), most of which have relatively small sales. Industry sources estimate that there are less than 20 companies in the industry that have annual sales of $50 million or more. Based on its current sales, Voyager believes that it is within the approximately top one-third of the approximately 200 nutritional supplement companies, based on sales. However, since many of the companies in this industry are privately-held, little reliable financial data is available. Many of the companies have established reputations for successfully developing and marketing nutritional supplement products, with a variety of well-established marketing outlets. Many of such companies have greater financial, managerial, and technical resources than Voyager. Principal competitors include American Cyanamid, Smith-Kline-Beecham, American Home Products, Rexall Sundown, Inc., and Nature's Sunshine Products, although not all of these companies produce natural supplements. Included in that group of competitors are Herbal Life International, Sun Rider Corporation, and Shakley. Many of these companies rely exclusively on retail sales as opposed to multi-level marketing or network marketing.

     (5) Sources and availability of raw materials and principal suppliers.

     All of Voyager's products are manufactured by third party suppliers pursuant to specifications and proprietary recipes. Prior to selecting a manufacturer to produce its products, Voyager reviews the manufacturer's raw material sources, quality assurance procedures, and reliability to assure that the proposed manufacturer meets Voyager's criteria. All of the companies that manufacture for Voyager are required to meet the strict manufacturing standards required by the FDA, and Voyager believes that it benefits from such regulation in the overall quality of the products manufactured by such regulated entities for Voyager. To date, Voyager has relied exclusively on domestic manufacturers in order to facilitate Voyager's quality assurance monitoring function.

     Voyager places purchase orders with its suppliers for individual product manufacturing lots for delivery of packaged and labeled product to Voyagers warehouse in Carlsbad, California, for distribution. Voyager has no long-term manufacturing agreements with any of its suppliers, but purchases manufactured lots pursuant to individual purchase orders. Currently, Voyager utilizes one manufacture and believes that there are other qualified manufacturers that would meet Voyager's quality assurance requirements if alternative manufacturing sources were required. Voyager maintains minimal inventory quantities and to date has not experienced material shortages of manufactured products for delivery. All ingredients in Voyager's products are generally available from a number of alternative sources, although certain of the ingredients, such as those based on agricultural products, are subject to seasonable availability to a limited degree.

     (6) Dependence on one or a few customers.

     Voyager is a supplier and formulator of vitamins and nutritional supplements which are designed and formulated to address the dietary needs of the general public.

     (7) Patents, trademarks, licenses, franchises, concessions, royalty agreement or labor contracts, including duration.

     As a company selling branded consumer products nationwide, Voyager believes that establishing trade and service marks and copyrights for brand names and associated advertising and labeling materials is important in maintaining company and product identification and integrity. Accordingly, Voyager is engaged on a continuing basis in developing brand names and such associated materials for its products, securing trade and service mark protection for such brand names and copyright protection for such associated material, policing its existing marks, and enforcing its legal rights in cases of potential infringement by third parties of its legally protected marks and copyrights.

     Bill Clapham, the President of the Company, receives minimum royalties of $20,000 per calendar year. The royalty agreement is renewable annually by mutual agreement.

     (8) Need for any government approval of principal products or services.

     The Company's products currently do not require government approval. However, the processing, formulation, packaging, labeling and advertising of Voyager's products are subject to regulation by one or more federal agencies including the FDA, the Federal Trade Commission, the Consumer Products Safety Commission, the Department of Agriculture, the Postal Service, and the Environmental Protection Agency. Voyager's activities are also subject to regulation by various agencies of the states and localities in which Voyager's products are sold. The FDA has been the main agency regulating the types of products sold by nutritional supplement firms such as Voyager, but much of that authority stemmed from the FDA'S treatment of dietary supplements as food additives and drugs. The FDA's jurisdiction in this regard has been somewhat eroded and its role has been reduced to mainly policing the activities of makers of dietary supplements by the enactment of the Dietary Supplement Health and Education Act of 1994 ("DSHEA") in October 1994, as discussed below. The DSHEA amends and modifies the application of certain provisions of the FDA Act as they relate to dietary supplements. The DSHEA established an Office of Dietary Supplements at the National Institutes of Health in order to coordinate and conduct scientific research into the health benefits of dietary supplements and also established a presidential commission to study and make recommendations on the regulation of label claims and statements for dietary supplements. The FDA is required to promulgate regulations that are consistent with the DSHEA and the recommendations of the commission.

     Before enactment of the DSHEA, the FDA had adopted regulations concerning the labeling of dietary supplements, including the making of health claims. These regulations required nutrition labeling on all dietary supplements and prohibited the making of any health claim on a dietary supplement unless the supplement was consumed as a food, its components were demonstrated to be safe, and the health claim was supported by significant scientific agreement and approved by the FDA. Part of the enactment of the DSHEA curbed the FDA's adopted regulations, and the FDA agreed that it would not seek to enact further regulations until after the end of 1996.

     During the years preceding passage of the DSHEA, members of Congress were under intense pressure from various sources, including the dietary supplement industry, to reduce the regulatory burdens on dietary supplements imposed or threatened by the FDA through its broad interpretation and application of the FDA Act and its regulatory authority. Recognizing the importance of improving the health of United States citizens and the role of dietary supplements in promoting such improvement, Congress enacted the DSHEA to allow consumers to have wider access to dietary supplements that are not unsafe, toxic, unsanitary, or adulterated and to increase the access of consumers to truthful information about such products. Passage of the DSHEA impacted the FDA's ability to issue and implement any regulations with respect to dietary supplements through its exemption of such products from being considered "food additives" or, in most circumstances, "drugs." Although the DSHEA is generally viewed as a positive development for companies that sell dietary supplements such as vitamins, minerals, herbs, botanicals, amino acids, and similar substances, the legislation imposed significant requirements that must be adhered to in order for a product to qualify for the safe harbors established by DSHEA.

     The DSHEA broadly defines a dietary supplement to include any product intended to supplement the diet that bears or contains a vitamin, mineral, herb or other botanical, an amino acid, a dietary substance for use by man to supplement the diet by increasing the total dietary intake, or concentrate, metabolic constituent, extract, or combination of any such ingredient, provided that such product is either intended for ingestion in tablet, capsule, powder, softgel, gelcap, or liquid droplet form or, if not intended to be ingested in such form, is not represented for use as a conventional food or as a sole item of a meal or the diet and, in any case, is not represented for use as a conventional food or as a sole item of a meal or the diet and is labeled as a dietary supplement. The definition also includes highly technical provisions dealing with a dietary supplement that contains an ingredient that also has been approved by the FDA as a drug. The practical effect of such an expansive definition is to ensure that the new protections and requirements of the DSHEA will apply to a wide class of products.

     One important provision of the DSHEA exempts the dietary ingredients in dietary supplements from being treated as "food additives." Any substance that is added to a food product that is not "generally recognized as safe" by experts whose opinion is based on published scientific literature is subject to being regulated as a food additive by the FDA. Under the FDA Act, a substance that is a food additive may not be added to food products unless explicitly permitted by the FDA by issuance of a regulation. In petitioning the FDA for such a regulation, a process that often takes five years or more, a petitioner might be required to spend several hundreds of thousands of dollars or more to test a product and participate in any ensuing proceedings. Prior to enactment of the DSHEA, dietary supplement ingredients were often alleged to have "food additive" status and, unless approved by the FDA, were treated as illegal foods by such agency, although many contended that this represented overreaching on the part of the FDA in light of its permitted powers. This clearly posed a substantial negative impact on the industry's business and operations because of the risk that the FDA could choose to treat any product offered by any company as containing food additives. The DSHEA removed this potential problem and any ambiguity related thereto by exempting dietary ingredients in dietary supplements from being treated as food additives.

     (9) Effect of existing or probable governmental regulation on the business.

     Although dietary supplements are now exempted from treatment as food additives by the FDA, the DSHEA imposed significant new safety standards regulating dietary supplements to prevent the sale of dietary supplements that are unsafe, toxic, unsanitary, or adulterated. These standards are summarized below.

     First, the DSHEA provides that a dietary supplement will be deemed to be an adulterated food if it presents a significant or unreasonable risk of illness or injury when used in accordance with its labeling or, if no conditions of use are suggested or recommended in the labeling, under ordinary conditions of use. Generally, the FDA Act prohibits the introduction or delivery of adulterated food into interstate commerce so a dietary supplement that is deemed adulterated may not be sold or distributed through interstate commerce. The FDA has the burden of proof in establishing that a dietary supplement is adulterated under such a standard, thereby reducing the FDA's role from one of preapproval of dietary supplements to that of policing those substances that present a significant or unreasonable risk of illness or injury.

     Second, the DSHEA imposes additional requirements that must be adhered to for those dietary supplements containing a "new" dietary ingredient which, under the DSHEA, is an ingredient that was not marketed in the United States before October 15, 1994. A dietary supplement that contains such a new dietary ingredient will be deemed to be adulterated unless either (a) all ingredients contained in the dietary supplement have been present in the food supply as an article used for food in a form in which the food has not been chemically altered, or (b) there is a history of use or other evidence of safety establishing that the new dietary ingredient, when used under the conditions recommended or suggested in the labeling, will reasonably be expected to be safe. In order to qualify for the safe harbor under the second condition, a manufacturer/distributor of the new dietary ingredient or supplement must provide, at least 75 days before introducing or delivering for introduction such substance into interstate commerce, information to the FDA that forms the basis on which the manufacturer/distributor has concluded that a dietary supplement containing the new dietary ingredient will reasonable be expected to be safe.

     Finally, the DSHEA provided non-delegable authority to the Secretary of the Department of Health and Human Services to declare a dietary supplement as posing an imminent hazard to public health or safety. Following such declaration, it is immediately illegal to market such a product, although the Secretary must thereafter promptly hold a formal hearing in order to determine whether to affirm or withdraw the declaration.

     The effect of these new safety standards is that, although the authority of the FDA to regulate dietary supplements has been limited, it and the Secretary of the Department of Health and Human Services have been granted substantial new policing authority to stop the distribution of a dietary supplement if government personnel believe they can show that the product is not safe. Voyager is not able to predict with certainty the impact of the new regulatory scheme on its activities.

     The DSHEA increases the ability of sellers of dietary supplements to provide information about their products. The intent of Congress in promoting such information is to empower consumers to make more informed choices about preventive health care programs based on available scientific data about the health benefits of diet supplements. Prior to the enactment of the DSHEA, the FDA asserted that any publication used in connection with the sale of a dietary supplement could be regulated by the FDA as "labeling." Further, if the publication in question contained information claiming or suggesting that an ingredient present in a dietary supplement might be used in the cure, mitigation, treatment, or prevention of any disease, such supplement would be subject to regulation under the FDA Act as a drug. Under the DSHEA, however, a publication, including an article, a book or chapter in a book, or an official abstract of a peer reviewed scientific publication that appears in an article and was prepared by the authors or the editors of a publication, is not defined as a labeling and may be used in connection with the sale of a dietary supplement to consumers if such publication is reprinted and it (i) is not false or misleading; (ii) does not promote a particular manufacture or brand of a dietary supplement; (iii) is displayed or presented with other items on the same subject matter so as to present a balanced view of the available scientific information; (iv) is physically separate from dietary supplements if displayed in an establishment where such products are sold; and
(v) does not have appended to it any information by sticker or any other method. The United States has the burden of proof to establish that a publication is false or misleading if a proceeding is established to prevent a publication. The DSHEA specifically provides that it does not restrict a retailer or wholesaler of dietary supplements in any way whatsoever from selling books or other publications as a part of its business. These provisions of the DSHEA may indirectly affect Voyager because they will make it easier for retailers and wholesalers that sell Voyager's products to display and sell publications that are related to Voyager's business and discuss the benefits of dietary supplements such as the ones that Voyager manufactures and distributes.

     FDA regulations published prior to the enactment of the DSHEA and pursuant to the Nutrition Labeling and Education Act ("NLEA") prohibit the use of any health claim in the labeling of any food products, including brochures), unless the claim of such labeling is first approved by the FDA by regulation. The DSHEA carves out an exception to this regulation that allows companies that manufacture and distribute dietary supplements to make any of the following four types of statements with regard to nutritional support on labeling without FDA approval: (1) a statement that claims a benefit related to a classical nutrient deficiency disease and discloses the prevalence of such disease in the United States; (2) a statement that describes the role of a nutrient or dietary ingredient intended to affect structure or function in humans: (3) a statement that characterizes the documented mechanism by which a nutrient or dietary ingredient acts to maintain or function; or (4) a statement that "describes general well-being" from consumption of a nutrient or dietary ingredient. In addition to making sure that a statement meets one of the four criteria, a manufacturer of the dietary supplement must have substantiation that such statement is truthful and not misleading, must not claim to diagnose, mitigate, treat, cure, or prevent a specific disease or class of diseases, and must contain the following disclaimer, prominently displayed in boldface type: "This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease." Additionally, the manufacturer must notify the Secretary of Health and Human Services no later than 30 days after the first marketing of the dietary supplement to which such statement relates.

     In addition to the above statements that are allowed to be made by manufacturers, a dietary supplement must be properly labeled. To be properly labeled, a dietary supplement must list the name and quantity of each ingredient and the total weight of a proprietary blend, be identified as a "dietary supplement," and identify the part of a plant from which any herb or botanical ingredient is derived. In addition, there are special rules for branding a supplement if there is an official compendium covering the dietary supplement.

     The DSHEA did not limit the FDA's ability to regulate manufacturing but authorized the FDA to prescribe good manufacturing practice regulations for dietary supplements which are to be modeled after current good manufacturing practice regulations for food. Voyager cannot predict the impact that such regulations could have on those suppliers that manufacture its products. However, since most of these manufacturers also produce a number of products that are already subject to manufacturing standards of the FDA, it is not likely that any new regulations regarding manufacture of dietary supplements would adversely affect Voyager or its suppliers.

     In summary, Voyager can not determine or predict the final effects that DSHEA will ultimately have on the regulatory scheme of dietary supplements. Further, Voyager can not predict what recommendations will be made by the presidential commission established to study this subject and make recommendations. Although the DSHEA seems to be generally beneficial to manufacturers of dietary supplements because it limits the FDA's authority to regulate supplements as drugs or food additives, there is no real indication of its ultimate effect. The FDA has recently proposed regulations that are intended to become effective January 1, 1997, for the purpose of implementing the DSHEA. There is no way to predict what form the final regulations will take or what effect such regulations will have on the business activities of Voyager.

     10. Estimate the amount spent during each of the two fiscal years on research and development.

     For the year ended July 31, 1996 there was no money allocated to research and development.
     11.  Cost and effects of compliance with environmental laws.

     None.

     12.  Number of employees.

     As of July 31, 1996 the Company had a total of 7 employees engaged in the general management and administration.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

General

     The following discusses the financial position and results of operations of the Company and its consolidated subsidiary, The Voyager Group Inc., which have been combined and accounted for as a reverse purchase.

Liquidity and Capital Resources

     The Company requires working capital principally to fund its current operations. Generally the Company has adequate funds for its activities, from time to time in the past the Company has relied on short-term borrowing and the issuance of restricted common stock to fund current operations. There are no formal commitments from banks or other lending sources for lines of credit or similar short-term borrowing, but the Company has been able to borrow any additional working capital that has been required. From time to time in the past, required short-term borrowing have been obtained from a principal shareholder or other related entities. It is anticipated that the current operations will expand and the funds generated will exceed the Company's working capital requirements for the foreseeable future and that it will no longer seek loans from principal shareholders.

     The increase in liquidity and capital resources during the past two years reflects the increases attributable to the issuance of preferred and common stock as well as cash generated from operations. The Company generates and uses cash flows through three activities: operating, investing, and financing. During the year ended July 31, 1996, operating activities provided cash of $172,000 as compared to net cash provided of $18,000 for 1995.

     Cash flows used in investing activities changed in 1996 primarily due to the acquisition of $42,000 of computer equipment and office furniture.

     Financing activities provided $182,000 in 1996 and $5,000 in 1995. The increase in cash flow from financing activities in 1996 and 1995 was primarily from the sale of preferred and common stock.

     Management believes that the Company's current cash and funds available will be sufficient to meet capital requirements and short term and long term working capital needs in the fiscal year ending July 31, 1997 and beyond, unless a significant acquisition or expansion is undertaken. The Company is constantly searching for potential acquisitions and/or expansion opportunities. However, there are no arrangements or ongoing negotiations for any acquisition or expansion.

Results of Operations

   1995 was the first year of operations of Voyager Group, Inc., the subsidiary which accounted for the majority of the operating activities of the Company. Gross revenues increased 1300% due in part because 1995 was not a full year of operations and during 1996 additional products were introduced. The customer base increased by nearly 10,000 distributors during 1996 and is currently increaseing at about 2,000 per month. Customers with repeat business accounted for a majority of the revenues generated. Although the Company's subsidiary has performed work for it's customers with repeat business, there is no assurance that such customers will maintain or increase the level of volume of business of the Company.

Inflation and Regulation

     The Company's operations have not been, and in the near term are not expected to be, materially affected by inflation or changing prices. The Company encounters competition from a variety of firms selling dietary supplements in its market area. Many of these firms have long standing customer relationships and are well-staffed and well financed. The Company believes that competition in the dietary supplement industry is based on competitive pricing, although the ability, reputation and support of a multi-level marketing network is also significant. The Company does not believe that any recently enacted or presently pending proposed legislation will have a material adverse effect on its results of operations.

Item 3.  Description of Property.

     The Company at this time has no properties. The Company occupies certain sales offices under a noncancellable lease. The lease is for thirty-six months expiring August 31, 1999. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties. The current lease requires minimum rental payments of $30,384.00 per year. The obligations of the lessee under the lease are guaranteed by William Clapham, the president of the company.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

(a)  Security ownership of certain beneficial owners.

     The following table sets forth the number and percentage of the Company's common shares owned of record and beneficially by each person owning more than 5% of such common shares at July 31, 1996.

          (1)               (2)               (3)               (4)
  Title of Class           Name and         Amount and       Percent of Class
                          Address of        Nature of
                          Beneficial        Beneficial
                            Owner              Owner

Preferred Series AA 1996  Thaisa Branco        360                  49.59%
                          816 Okra Ct.     (Convertible to
                          Carlsbad, CA     3,600,000 shares
                          92009            Common)

     The following table set forth the number and percentage as of the date of this filing, the shares beneficially owned by all directors and nominees:

          (1)               (2)               (3)               (4)
  Title of Class           Name and         Amount and       Percent of Class
                          Address of        Nature of
                          Beneficial        Beneficial
                            Owner             Owner

Preferred Series AA 1996  Thaisa Branco ---see above---

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     Directors and Executive Officers.

          (1)                    (2)                       (3)
     NAME  and  AGE            POSITION               TERM OF OFFICE

     William Clapham   38      Director/President     July 21, 1996 to Present

     Thaisa Branco     28      Director/Vice Pres.    July 21, 1996 to Present

     Michael Johnson   30      Director               July 21, 1996 to Present

Thaisa Branco is the wife of William Clapham

Business Experience

William H. Clapham, Director/President, is 38 years of age and co-founded The Voyager Group, Inc., with his wife, Thaisa Branco, in January of 1995 and has served as its President from that time until present. Mr. Clapham has over ten years experience in the marketing and product development in the nutritional supplement industry. Mr. Clapham has created several product brands and marketing strategies with distribution including direct sales. Mr. Clapham has also developed private label nutritional and personal care products for both domestic and international distribution. Mr. Clapham earned a Bachelor of Science Degree from Northeastern University College of Business in Boston, Mass.

Thaisa Branco, Director/Vice President/Secretary/Treasurer, is 28 years of age and co-founded The Voyager Group, Inc. with her husband, William Clapham, and has served as Vice President of operations from inception to the present. Ms. Branco has over 10 years experience in business management with specialization in marketing and public relations in her native Brazil. Ms. Branco earned her Bachelor of Science Degree in Business Administration from UNA (Brazil) and holds a Masters Degree in Marketing and Strategic Planning in Brazil. In 1994, Ms. Branco earned a Post Graduate Degree in Business Administration from Harvard University in Cambridge, Mass.

Item 6.  Executive Compensation.

                            Annual Compensation

          (a)                        (b)                   (e)
          Name                                            Other
          and                                             Annual
        Principal                                       Compensation
        Position                     Year                    $

William Clapham, President           1995                 $ 20,000
                                     1996                 $ 20,000

Item 7.  Certain Relationships and Related Transactions.

     William Clapham, the President of the Company, receives minimum royalties
of $20,000 per calendar year.     Also, See Item 4 and Item 5 above.

Item 8.  Description of Securities.

     The corporation has authorized fifty million (50,000,000) shares of common stock with a par value of $0.001 per share, and five million (5,000,000) of convertible preferred stock series AA 1996 with a par value of $0.001 per share and no other class or classes of stock, for a total capitalization of $55,000. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value. There are no preemptive rights. No dividends have been declared. Fully-paid stock of this corporation shall not be liable to any further call or assessment.

     The preferred stock are convertible at a ratio of 10,000 shares of common stock per preferred share converted. In the event of any voluntary or involuntary liquidation, the holders of the preferred stock are entitled to an amount equal to the net book value of the Corporation plus all unpaid dividends. The preferred stock is entitled to vote 10,000 votes per preferred share.

                                  PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     The stock is traded over-the-counter on the NASDAQ Bulletin Board with the trading symbol "VYGP". The following high and low bid information was provided by PC Financial Network. The quotations provided reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

          1996                    HIGH BID               LOW BID

                                  (To the best knowledge of management, there was no trading of shares for fiscal 1995 and the first three quarters of fiscal 1996.)

Fourth Quarter (07/31/96)          $ 4.00                 $ 2.875

     The number of shareholders of record of the Company's common stock as of July 31, 1996 was 200.

     The Company has not paid any cash dividends to date and does not anticipate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company's business.

Item 2.  Legal Proceedings.

     None.

Item 3.  Changes in and Disagreements with Accountants.

     There are not and have not been any disagreements between the Company and its accountants on any matter of accounting principles, practices or financial statements disclosure.

Item 4.  Recent Sales of Unregistered Securities.

     The Company over the past three years has sold 760,800 shares of common stock. The stock was not sold through an underwriter and was not sold through a public offer. A summary of the transactions follows:
                                Preferred Stock            Common Stock
                             Shares         Amount     Shares         Amount

July 17, 1996 shares issued
  For cash (in conjunction
  with Reverse Acquisition)      71       $ 150,010

                                 71       $ 150,010                   $

     These sales are exempt under Regulation D Rule 506 of the Securities Act of 1933.

Item 5.  Indemnification of Directors and Officers.

          Not applicable.

                                    Part F/S

     The following documents are filed as part of this report.

Independent Auditor's Report                                       18

Consolidated Balance Sheet,
October 31, 1996 and 1995 and July 31, 1996 and 1995               19

Consolidated Statements of Income,
 For the Three Months Ended October 31, 1996 and 1995, and
 For the Years Ended July 31, 1996 and 1995                        21

Consolidated Statements of Cash Flows,
 For the Three Months Ended October 31, 1996 and 1995, and
 For the Years Ended July 31, 1996 and 1995                        22

Consolidated Statements of Changes in Stockholders' Equity,
 For the Three Months Ended October 31, 1996 and 1995, and
 For the Years Ended July 31, 1996 and 1995                        24

Notes to Consolidated Financial Statements                         25

Schedule I, Condensed Financial Information of Registrant (All Required Information
  Reported in Consolidated Financial Statements and Notes to the Consolidated Financial Statements)

Schedule II, Valuation of Qualifying Accounts
  (All Required Information Reported in Consolidated
  Financial Statements and Notes to the
  Consolidated Financial Statements)

Schedule III, Real Estate and Accumulated Depreciation
  (Not Applicable)

Schedule IV, Mortgage Loans on Real Estate
  (Not Applicable)

Schedule V, Supplemental Information Concerning
  Property-Casualty Insurance Operations
  (Not Applicable)





                          Independent Auditor's Report

To the Stockholders
of Voyager Group USA-Brazil, Ltd. and Subsidiaries
(Formerly EEE-Energy Consultants, Inc.)

     We have audited the consolidated balance sheet of Voyager Group USA-Brazil, Ltd. and Subsidiaries (Formerly EEE-Energy Consultants, Inc.) as of July 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of Voyager Group USA-Brazil, Ltd., and Subsidiaries (formerly EEE - Energy Consultants, Inc.), as of July 31, 1996 and 1995 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                              Respectfully submitted


                              /s/ Robison, Hill & Co.
                              Certified Public Accountants
Salt Lake City, Utah
October 12, 1996




               VOYAGER GROUP USA-BRAZIL, LTD. AND SUBSIDIARIES
                  (Formerly EEE-Energy Consultants, Inc.)
                        CONSOLIDATED BALANCE SHEETS

                                    (Unaudited)
                                     October 31,               July 31,
                                   1996        1995        1996        1995

ASSETS

Current Assets:
  Cash                         $461,006    $ 12,807     $322,787    $ 10,538
  Inventory                       4,326       4,500        4,326       3,000
  Prepaid Expenses              291,667           -        1,311           -
  Accounts Receivable                 -       1,901            -           -

     Total Current Assets       756,999      19,208      328,424      13,538

Fixed Assets, at Cost:
  Furniture and Equipment        97,647      18,926       54,598      12,867
  Leasehold Improvements          6,545           -            -           -
    Less - Accumulated
      Depreciation              (18,979)     (2,640)     (13,525)     (1,072)

                                 85,213      16,286       41,073      11,795

Other Assets:
  Organization Costs, Net         1,208       1,524        1,300       1,616
  Intangible Assets, Net            665         915          715         965
  Deposits                       10,299         300        5,032         300

     Total Other Assets          12,172       2,739        7,047       2,881

     Total Assets              $854,384    $ 38,233     $376,544    $ 28,214


               VOYAGER GROUP USA-BRAZIL, LTD. AND SUBSIDIARIES
                  (Formerly EEE-Energy Consultants, Inc.)
                      CONSOLIDATED BALANCE SHEETS

                                    (Unaudited)
                                     October 31,               July 31,
                                   1996        1995        1996         1995

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts Payable             $ 30,646     $  1,462    $ 30,646    $  1,073
  Accrued Liabilities            94,362            -      37,282           -
  Accrued Commissions            13,435            -      13,435           -
  Accounts Payable - Related
    Party                             -        1,674           -           -

     Total Current Liabilities  138,443        3,136      81,363       1,073

Stockholders' Equity
  Preferred Stock, $.001 par
    value;
    5,000,000 shares authorized;
    431 shares issued and
    outstanding July 31, 1996         1            -           1           -
  Premium on Preferred Stock    155,331        5,322     155,331       5,322
  Common Stock; $.001 par value;
    50,000,000 shares authorized;
    2,950,000 shares issued and
    outstanding July 31, 1996;
    No par value, 900,000 shares
    issued and outstanding
    July 31, 1995                 3,100          900       2,950         900
  Additional Paid-in Capital    337,854        8,100      38,004       8,100
  Retained Earnings             219,655       20,775      98,895      12,819

    Total Stockholders' Equity  715,941       35,097     295,181      27,141

     Total Liabilities, and
       Stockholders' Equity    $854,384     $ 38,233    $376,544    $ 28,214


The accompanying notes are an integral part of these consolidated financial statements.



               VOYAGER GROUP USA-BRAZIL, LTD. AND SUBSIDIARIES
                  (Formerly EEE-Energy Consultants, Inc.)
                    CONSOLIDATED STATEMENTS OF INCOME


                                   (Unaudited)
                                   For the Three
                                   Months Ended         For the Year Ended
                                   October 31,               July 31,
                                1996        1995       1996         1995

Sales, net of allowances of
  $3,413 and $323            $1,424,901   $100,702   $1,215,191   $ 86,396

Cost of Sales                   334,961     69,231      817,752     37,588

     Gross Margin             1,089,940     31,471      397,439     48,808

Selling, General &
  Administrative                876,980     21,840      272,392     26,989

Other Income (Expense)
  Interest                            -          -          987          -

Income (Loss) Before Income
  Taxes                         212,960      9,631      124,060     21,819

Income Taxes                     92,200      3,274       37,984          -

Net Income                   $  120,760   $  6,357   $   86,076   $ 21,819

Earnings Per Common Share:
  Primary                    $      .04   $    .01   $      .03   $    .02
  Fully Diluted              $      .02   $      -   $      .01   $      -

Weighted Average Shares
  Outstanding

  Primary                     2,958,333    900,000    2,950,000     900,000
  Fully Diluted               7,268,333  4,500,000    7,260,000   4,500,000




The accompanying notes are an integral part of these consolidated financial statements.



               VOYAGER GROUP USA-BRAZIL, LTD. AND SUBSIDIARIES
                   (Formerly EEE-Energy Consultants, Inc.)
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (Decrease) in Cash and Cash Equivalents

                                   (Unaudited)
                                 Three Months Ended      For the Year ended
                                    October 31,               July 31,
                                   1996       1995         1996       1995
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                       $120,760   $  6,357     $ 86,076   $ 21,819
Adjustments to Reconcile Net
  Income (Loss) to Net Cash
  Used in Operating Activities:
    Depreciation and Amortization   5,595      1,710       13,019      1,321

  Changes in Assets and
    Liabilities-
      Increase in Prepaid
        Expenses                     (889)     3,274       (1,311)        -
      Increase in Inventory             -     (1,500)      (1,326)   (3,000)
      Increase in Organization
        Costs                           -          -            -    (1,830)
      Increase in Intangibles           -          -            -    (1,000)
      Increase in Deposits          5,267          -       (4,732)     (300)
      Increase in Accounts
        Payable                         -        389       29,573     1,073
      Increase in Accrued
        Liabilities                57,080          -       37,282         -
      Increase in Accrued
        Commissions                     -          -       13,435         -
      Increase in Receivables           -     (1,901)           -         -

   Net Cash Provided by Operating
     Activities                   187,813      8,329      172,016    18,083

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase Furniture and Equipment  (49,594)    (6,060)     (41,731)  (12,867)

CASH FLOWS FROM FINANCING ACTIVITIES:
Preferred Stock                         -          -      150,010         -
Proceed from Issuance of
  Common Stock                          -          -       31,954     5,322
   Net Cash Provided by
     Financing Activities               -          -      181,964     5,322
NET INCREASE IN CASH AND CASH
  EQUIVALENTS                     138,219      2,269      312,249    10,538
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD             322,787     10,538       10,538         -
CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                  $461,006   $ 12,807     $322,787  $ 10,538

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash Paid During the Year For:
    Interest                     $      -   $      -     $    987  $      -
    Income Taxes                 $ 33,809   $      -     $  2,864  $      -

On October 27, 1996 the Company issued 150,000 shares of common stock in exchange for advertising and promotional services to be performed within a 36 month period.


The accompanying notes are an integral part of these consolidated financial statements.



               VOYAGER GROUP USA-BRAZIL, LTD. AND SUBSIDIARIES
                  (Formerly EEE-Energy Consultants, Inc.)
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                           Additional
                 Preferred Stock            Common Stock     Paid-in   Retained
              Shares  Amount   Premium     Shares   Amount   Capital    Deficit

Balance
 August 1, 1994  360 *  $  -  $  5,322    900,000  $   900  $  8,100  $  (9,000)

Net Income for
 Year Ended
 July 31, 1995     -       -         -          -        -         -     21,819

Balance
 July 31, 1995   360       -     5,322    900,000      900     8,100     12,819

Issuance of
 Common Stock
 to the Public
 for Cash
 October 31, 1995  -       -         -     28,000       28     2,772          -

Issuance of
 Common Stock
 to an Individual
 for Cash
 July 3, 1996      -       -         - 15,000,000   15,000         -          -

Issuance of
 Common Stock
 Reg D Offering
 for Cash
 July 12, 1996     -       -        -   2,022,000    2,022    12,132          -

Preferred Shares
 Issued in Exchange
 for Cash (in
 Conjunction
 with Reverse
 Acquisition)     71       1  150,009           -        -         -          -

Shares Returned
 to Treasury
 July 31, 1996     -       -        - (15,000,000)  (15,000)  15,000          -

Net Income for
 Year Ended
 July 31, 1996     -       -        -           -         -        -     86,076

Balance
 July 31, 1996   431       1  155,331   2,950,000     2,950   38,004     98,895

Shares Issued
 in Exchange
 for Services
 October 27, 1996  -       -        -     150,000       150  299,850          -

Net Income
 for Three
 Months Ended
 October 31, 1996  -       -        -           -         -        -    120,760

Balance
 October 31, 1996
 (Unaudited)     431 $     1 $155,331   3,100,000  $  3,100 $337,854   $219,655


* Shares issued in conjunction with reverse acquisition

The accompanying notes are an integral part of these consolidated financial statements.



               VOYAGER GROUP USA-BRAZIL, LTD. AND SUBSIDIARIES
                  (Formerly EEE-Energy Consultants, Inc.)
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         JULY 31, 1996, AND 1995
          (References to October 31, 1996 and 1995 are unaudited)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

     The Company was first incorporated in the State of Nevada on June 13, 1990 as EEE-Hunter Associates, Inc. On July 27, 1995 the Company changed its domicile to the State of Texas and merged into a Texas Corporation EEE-Energy Consultants, Inc. Neither company had any operating activity. On July 2, 1996 the Company changed domicile to Nevada and on July 17, 1996 changed the name of the Company to Voyager Group USA-Brazil, Ltd.

     Also on July 17, 1996 the Company entered into an agreement with Voyager Group, Inc. (a Delaware Corporation) whereby the Company acquired 100% of the issued and outstanding stock of Voyager Group, Inc. in a tax-free corporate reorganization in exchange for the issuance of 360 shares of preferred series AA 1996 stock (convertible into 3,600,000 common shares). This transaction has been accounted for as a reverse purchase. Shareholders' equity has been restated to reflect shares exchanged in the reorganization as outstanding since August 1, 1994 and income and expense have been presented since the inception of the Delaware Company.

     The unaudited financial statements as of October 31, 1996 and 1995 and for the three months then ended reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the three months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

Principles of Consolidation

     The consolidated financial statements include the accounts of the Voyager Group USA-Brazil, Ltd. and its wholly-owned subsidiary, The Voyager Group, Inc. All significant intercompany accounts and transactions have been eliminated.


               VOYAGER GROUP USA-BRAZIL, LTD. AND SUBSIDIARIES
                  (Formerly EEE-Energy Consultants, Inc.)
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JULY 31, 1996, AND 1995
                            (Continued)
         (References to October 31, 1996 and 1995 are unaudited)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Nature of Business

     The Company distributes "all natural" dietary supplements and cosmetic products through a multi-level marketing network.

Inventories

     Inventories consist of dietary and cosmetic products and related materials and are stated at the lower of cost (first-in, first-out method) or market.

Depreciation

     Depreciation is provided at rates based on estimated useful service lives (five to seven years for office furniture and fixtures), using accelerated methods.

     Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

Amortization

     Organization costs are amortized over a sixty month period. Intangible assets are amortized over useful life.

Cash Equivalents

     For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

               VOYAGER GROUP USA-BRAZIL, LTD. AND SUBSIDIARIES
                   (Formerly EEE-Energy Consultants, Inc.)
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         JULY 31, 1996, AND 1995
                              (Continued)
           (References to October 31, 1996 and 1995 are unaudited)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Earnings (Loss) Per Share

     The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     Fully diluted net income per common share was calculated based on an increased number of shares that would be outstanding assuming that the 431 convertible preferred shares are converted to 4,310,000 common shares.

Recent Accounting Pronouncements

     In March 1995, the Financial Accounting Standards Board issued SFAS No,. 121, "Accounting for the Impairment of Long-lived Assets and to adopt SFAS No. 121 in fiscal 1996. SFAS No. 121 addresses the accounting for (i) impairment of long-lived assets, certain identified intangibles and goodwill related to assets to be held and used, and (ii) long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 required that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the asset and its eventual disposition (undiscounted and without interest charges is less than the carrying amount of the asset, an impairment loss is recognized. Management does not expect that the adoption of SFAS No. 121 will have a material impact on the Company's consolidated financial statements.

Pervasiveness of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to

             VOYAGER GROUP USA-BRAZIL, LTD. AND SUBSIDIARIES
                (Formerly EEE-Energy Consultants, Inc.)
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     JULY 31, 1996, AND 1995
                           (Continued)
        (References to October 31, 1996 and 1995 are unaudited)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

     Certain reclassifications have been made in the 1995 financial statements to conform with the 1996 presentation.

NOTE 2 - PREFERRED STOCK

     On July 17, 1996 the Company created convertible Preferred shares Series AA 1996, authorizing the issuance of 1,000 shares of convertible preferred stock to be sold, with a par value of $.001. The preferred stock are convertible at a ratio of 10,000 shares of common stock per preferred share converted. In the event of any voluntary or involuntary liquidation, the holders of the preferred stock are entitled to an amount equal to the net book value of the Corporation plus all unpaid dividends. The preferred stock is entitled to vote 10,000 votes per preferred share.

NOTE 3 - RELATED PARTY TRANSACTIONS

     Bill Clapham, the President of the Company, receives minimum royalties of $20,000 per calendar year.

               VOYAGER GROUP USA-BRAZIL, LTD. AND SUBSIDIARIES
                 (Formerly EEE-Energy Consultants, Inc.)
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        JULY 31, 1996, AND 1995
                             (Continued)
         (References to October 31, 1996 and 1995 are unaudited)

NOTE 4 - RENT EXPENSE

     The Company occupies certain sales offices under a noncancellable lease. The lease is for thirty-six months expiring

August 31, 1999. The current lease requires minimum rental payments of $30,384 per year. The obligations of the lessee under the lease are guaranteed by William Clapham, the President of the Company.

NOTE 5 - SUBSEQUENT EVENT

     On November 11, 1996 the Company completed a Regulation D section 504 private placement whereby the Company issued 250,000 common shares for $245,000 (net of $5,000 expense of sale). Each share included detachable warrants to purchase three common shares at $1.00 per share for 24 months callable at $.05.

     On October 27, 1996 the Company issued 150,000 common shares to an advertising and promotion services company in exchange for services to be performed over a 36 month period.

                               PART III

Item 1.  Index to Exhibits.

Item 2.  Description of Exhibits.

EXHIBIT INDEX                    PAGE
Exhibit 2  -  Articles of Incorporation and By-Laws:

          EEE-Energy Consultants, Inc.
           (Formerly EEE-Hunter Associates, Inc.)     Incorporated
                                                      by reference

          The Voyager Group, Inc..                    Incorporated
                                                      by reference


Exhibit 11  -  Computation of Per Share Earnings:

          (Refer to Independent Auditors Report Page "Note 1")


                               SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


          Voyager Group USA-Brazil, Ltd.

DATE:     January 10, 1997

By        /s/
          William Clapham, President
         (Principal Financial and
          Accounting Officer)